Exhibit 99.3

Maureen Chiquet Nominated to Canada Goose Board of Directors

Industry expert to bring global vision, international leadership and deep luxury acumen

TORONTO, ON (July 19, 2017) – Canada Goose Holdings Inc. (“Canada Goose”) (NYSE/TSX: GOOS) today announced Maureen Chiquet has been nominated for election to its Board of Directors as an independent director. A veteran in the apparel industry, Maureen is recognized for her global vision and is expected to provide strong product, marketing and business operations expertise to the Board.

Maureen Chiquet brings more than 30 years of retail industry experience with three of the world’s most iconic brands to the Board of Directors of Canada Goose. Most recently, Chiquet was Chanel’s first Global CEO, where she oversaw the business and brand’s world-wide expansion for nearly a decade. She previously served as COO and President of U.S. Operations of Chanel. Prior to joining Chanel, Chiquet spent 15 years at Gap Inc. and helped to launch and build the Old Navy brand to $5 billion in sales within five years, before becoming President of Banana Republic in 2002. She began her career in marketing at L’Oreal Paris.

“I have long admired Canada Goose for its dedication to authenticity, quality and craftsmanship and I am honoured to be a part of such a highly coveted global brand as it embarks on its next chapter of growth. I look forward to joining this winning team and to supporting Canada Goose’s exciting future,” said Chiquet.

“Maureen is a highly-regarded industry trailblazer and we are thrilled to welcome her to our team as we grow our Board with the right people and the right skills to help us leverage the opportunities that lie ahead,” said Dani Reiss, President & CEO of Canada Goose. “Her deep expertise in growing businesses on an international scale, and extensive track record of sustaining brand excellence will be invaluable as we continue to expand our global footprint and build an enduring legacy.”

Currently, Chiquet serves as a Trustee to the New York Academy of Art and to the Yale Corporation, and is also a fellow of Yale University, where she received a Bachelor of Arts in Literature. Chiquet will be nominated for election to the Board of Directors at Canada Goose’s Annual General Meeting, which is scheduled to take place on August 15, 2017 in Toronto.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 1,700 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

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